[LETTERHEAD OF MORGAN STANLEY SMITH BARNEY LLC]

July 31, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:	Morgan Stanley Portfolios, Series 33
Amendment No. 1 to the Registration Statement on Form S-6 (“Amendment No. 1”)
File No. 333-232628

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, the undersigned, Morgan Stanley Portfolios, Series 33, and its depositor, sponsor, evaluator and principal underwriter, Morgan Stanley Smith Barney LLC, respectfully request that the Securities and Exchange Commission grant acceleration of the effective date of said Amendment No. 1 so that it may become effective as early as practicable on July 31, 2019.

Very truly yours,

MORGAN STANLEY PORTFOLIOS, SERIES 33

By:	Morgan Stanley Smith Barney LLC

	By:	/s/ MICHAEL B. WEINER
Executive Director

MEMORANDUM OF CHANGES

MORGAN STANLEY PORTFOLIOS, SERIES 33

The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Morgan Stanley Portfolios, Series 33 on July 31, 2019. An effort has been made to set forth below each of the substantive changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

Front Cover Page. The date of the Prospectus has been inserted and the preliminary prospectus disclosure has been removed.

Investment Concept and Selection Process. The first paragraph of this section has been updated to include the selection date of the Trust’s portfolio.

Principal Risk Factors. The third paragraph of this section has been updated to indicate the industries in which the Trust’s portfolio is concentrated or otherwise invests significantly. The first sentence of the final paragraph in this section has been updated to include the number of securities that comprise the Trust’s portfolio.

The Rollover Option paragraph has been updated.

The “Fee Table,” “Example,” and “Summary of Essential Information” sections have been completed.

The “Report of Independent Registered Public Accounting Firm” page has been completed.

The “Statement of Financial Condition” page has been finalized.

The “Portfolio” page and notes thereto have been finalized.

The section now titled “Prior Series Performance and Hypothetical Back-Tested Performance” has been revised in response to various comments received from the staff of the Commission.

The “Risk Factors” section has been revised primarily to reflect the industries represented by the selected Trust portfolio, and any related concentrations.

The third sentence of the first paragraph of the “Redemption” section has been updated.

Back Cover. The Trust’s Securities Act of 1933 file number has been inserted and the table of contents (“Index”) has been updated.